Room 301, No. 11 Building No. 1 Zone of Future Business Center,
1st Street of Wuliqiao Road,
Chaoyang District, Beijing, China 100024
(86)10-59621278

October 19, 2007

By EDGAR Transmission and by Hand Delivery

John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	China Agritech, Inc. Registration Statement on Form S-1 Filed August 20, 2007 File No. 333-145562

Dear Mr. Reynolds,

China Agritech, Inc. (“Agritech”) hereby submits this Amendment No. 1 to our Form S-1, filed August 20, 2007, Commission File Number 333-145562 (the “Form S-1”) in response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 26, 2007, with respect to the Form S-1.

We understand and agree that:

-Agritech is responsible for the adequacy and accuracy of the disclosures in the filings.

-Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

-Agritech may not assert Staff comments as a defense in any proceeding initiated by the  Commission or any person under the federal securities laws of the United States.

John Reynolds, Assistant Director
Division of Corporation Finance, U.S. Securities and Exchange Commission

Form S-1 filed August 20, 2007

General

1.  Please respond to the outstanding comments as appropriate, set forth in the staff's letter dated May 31, 2006 regarding the company's registration statement, SEC file no. 333-126802. There may be further comment upon the review of your letter responses.

Agritech Response:

Over a several month period in mid- to late-2006, our U.S. securities law counsel, Thelen Reid & Priest LLP, now known as Thelen Reid Brown Raysman & Steiner LLP (“Thelen”), worked with Mr. Michael Karney and Mr. John Zitko to resolve several issues raised in the Staff’s letter dated May 31, 2006 regarding Agritech’s Registration Statement on Form SB-2, File No. 333-126802 (the “Old Registration Statement”). In this regard, Thelen prepared and delivered to the Commission a letter dated July 24, 2006 and a letter dated November 24, 2007 addressing the issues raised in the May 31, 2006 Comment Letter and during conversations with Mssrs. Karney and Zitko. Copies of the July 24, 2006 and November 24, 2007 are attached hereto as Exhibit A and Exhibit B, respectively. (Such exhibits are included with the hand-delivered copy of this letter only.)

The July 24, 2006 letter was Agritech’s initial written response to the Commission addressing the primary issues raised by the May 31, 2006 Comment Letter. Subsequent to the Staff’s receipt of that letter, Mssrs. Karney and Zitko and Joseph Tiano from Thelen had several additional conversations in which the Staff and Agritech ultimately resolved the issues raised in the May 31, 2006 Comment Letter and agreed upon an appropriate future action plan. The November 24, 2006 letter confirmed and memorialized the action plan and the steps that had been taken by Agritech in furtherance of the action plan, including entering into certain written understandings with Agritech’s investors. On December 14, 2006, after receiving informal clearance from the Staff, Agritech withdrew the Old Registration Statement and waited over six months before filing the Form S-1, as requested by the Staff.

On October 1, 2007, Mr. Tiano and R. Shawn McBride from Thelen spoke with Ms. Janice McGuirk and Mr. Karney regarding this Comment #1 and the issues and events discussed in the preceding two paragraphs. After reviewing with Mr. Karney and Ms. McGuirk the history and circumstances surrounding, and actions taken by Agritech in respect of, the May 31, 2006 Comment Letter, Mr. Karney asked Agritech to provide in this letter a summary of past events in order to complete the written record on the May 31, 2006 Comment Letter. We hope that the foregoing amply responds to Mr. Karney’s request for a response to the May 31, 2006 Comment Letter insofar as it pertains to non-accounting related comments.

With respect to the accounting related comments in the May 31, 2006 Letter under the headings “General,” “Consolidated Statements of Cash Flows, F-5,” and “Other Regulatory,” we note that Agritech has withdrawn the Old Registration Statement and confirm that the inconsistencies and issues therein noted no longer exist in the Form S-1 and its financial statements.

John Reynolds, Assistant Director
Division of Corporation Finance, U.S. Securities and Exchange Commission

With respect to the comment in the May 31, 2006 Letter under the heading “Organization and Description of Business, F-6,” “Notes to Unaudited Consolidated Financial Statement,” “Other Exchange Act Filings,” Agritech has made appropriate revisions and updates in the financial statements contained in its ’34 Act filings and in the Form S-1 which addressed the comments of the Staff.

2.  In an appropriate place in the registration statement, please provide a brief analysis as to the availability of the exemption from registration under Section 4(2) for the July, 2007 private placement transaction, in light of the undertaking of such a transaction in such close proximity to this resale registration statement. In particular, discuss the requirements as to the private placement purchaser's intent to purchase and hold such securities with no intention to distribute such securities but to hold them for investment purposes.

Agritech Response: We have provided a brief analysis as to the availability of the exemption from registration under Section 4(2) for the July, 2007 private placement transaction in Agritech’s Amendment No. 1 to the Form S-1, filed August 20, 2007, on Form S-1/A (the “S-1/A”) in the section entitled Private Financing Transactions regarding the July 2007 Private Placement (as such term is defined in the S-1/A). Our additional disclosure provides affirmative representations that the July 2007 Private Placement satisfied, at the time of issuance of securities, each of the requirements of the exemption from registration of such securities under Section 4(2) of the Securities Act, and Regulation D promulgated thereunder. In particular, we have disclosed that (1) each of the purchasers of such securities were sophisticated investors with access to all relevant and necessary information to evaluate the investment, (2) the shares were acquired for investment purposes and not for immediate distribution and (3) the Company received executed letters of representation from each investor attesting thereto.

3.  Please expand your disclosure to include the latest material information outlined in several recent press releases.

Agritech Response: The Form S-1/A has been amended to provide additional material information that was outlined in our most recently issued press releases. New information is included in Form S-1/A regarding a new sales contract with Sinochem Fertilizer Co., Ltd., our second quarter financial results and the commencement of operation at our new factory in Xinjiang Province, which were disclosed in press releases dated October 9, 2007, August 15, 2007 and July 30, 2007, respectively.

Prospectus Summary

Our Competitive Strengths, page 4

4.  The discussion here and also under "Our Strategy" on page 5 appears to be promotional in tone. Please revise to provide the factual basis for any beliefs set forth or delete.

Agritech Response: We have removed these sections from the Form S-1/A.

John Reynolds, Assistant Director
Division of Corporation Finance, U.S. Securities and Exchange Commission

Risk Factors

5.  Please revise to avoid the generic conclusion you make in many of your risk factors that the risk discussed would have an adverse impact on your business. Instead, replace this language with specific disclosure of how your business would be affected. The risk factors continue to be generic; please state with specificity how your company would be affected.

Agritech Response: We have generally revised and updated our risk factors in our Form S-1/A in order to reflect how the company will be specifically affected by each given risk factor.

"We face risks associated with future investments or acquisitions.", page 10

6.  Please revise to characterize the specific risk instead of merely stating a fact about the company.

Agritech Response: We have updated the indicated risk factor in our Form S-1/A to state the specific risk to our company.

"We currently rely on a small number of third parties to supply ..", page 11

7.  Please revise to identify the specific risk to the company as a result of this fact.

Agritech Response: We have updated the indicated risk factor in our Form S-1/A to state the specific risk to our company.

"Competition in the fertilizer industry in China...", page 14

8.  Likewise, please revise to identify the actual risk you are referring to.

Agritech Response: We have updated the indicated risk factor in our Form S-1/A to state the specific risk to our company.

Special Note Regarding Forward-Looking Statements, page 20

9.  A statement should be added to ensure that such disclaimer to update information is subject to the application of certain rules and regulations promulgated under the Federal and state securities laws addressing a person's obligation to update.

Agritech Response: We have qualified the disclaimer regarding forward looking statements to acknowledge the fact that there may be certain circumstances where the company has an obligation to update its information under certain laws.

Use of Proceeds, page 20

10.  Please revise this section to provide the disclosure required by Item 504 of Regulation S-K. In this regard, we note that it is possible that the company could receive up to $1.1 million in proceeds if all of the warrants are exercised by the selling stockholders. We may have further comment upon the review of this required disclosure.

John Reynolds, Assistant Director
Division of Corporation Finance, U.S. Securities and Exchange Commission

Agritech Response: The Form S-1/A has been revised to state that Agritech presently has no specific plan or currently contemplated uses for the proceeds that will be received by it upon exercise of the warrants, and now also indicated that Agritech presently contemplates using such proceeds for general working capital purposes. Disclosure regarding the reasons for issuing the warrants has also been expanded in the Form S-1/A.

Price Range of our Common Stock, page 20

11.  Please update the quoted price of the common stock as of the most recent practicable date.

Agritech Response: We have completed this update in our Form S-1/A.

12.  Likewise, please update the disclosure with respect to the number of registered holders of the company's common stock as of the most recent practicable date.

Agritech Response: We have completed this update in our Form S-1/A.

Selected Consolidated Financial Data, page 22

13.  We note that the results of operations for the years ended December 31, 2003 and 2002 are inconsistent with the disclosures provided under Item 6 - Selected Financial Data of your Form 10-K/A filed on April 19, 2007. In addition, we note that your disclosure regarding sales revenue on page 4 is inconsistent with the financial statements for the six months ended June 30, 2007. Please clarify and revise your disclosures as appropriate.

Agritech Response: We have revised our disclosures and corrected the inconsistencies. The S-1/A reflects the most recent and updated financial information.

Our Corporate Structure and History General, page 33

14.  Disclosure should be added to clarify that the registrant owns the legal entities serving as the operating entities in the PRC and does not merely have a contractual relationship with such PRC operating entities. In addition, please add a risk factor to address this.

Agritech Response: We have clarified the language in the section of our Form S-1/A entitled “Our Corporate Structure and History - General” to indicate that we own the entities serving as operating entities in the PRC. Additionally, at your request, we have included an additional risk factor indicating the risks relating to ownership of the subsidiaries.

John Reynolds, Assistant Director
Division of Corporation Finance, U.S. Securities and Exchange Commission

Our Business Overview, page 35

15.  Explain the reference to "reservation ability". Also, please insure that any industry-specific terms are explained where that term is initially used or provide a glossary of terms in the prospectus.

Agritech Response: We have explained the reference to “reservation ability” by adding a parenthetical explanation in the section where the term “reservation ability” is initially used in the Form S-1/A.

Our Competitive Strengths, page 37

16.  In the initial sub-section, "Strong Market Position", please explain the reference to "unofficially recognized".

Agritech Response: We have revised the wording in the section of our Form S-1/A entitled Competitive Strengths to clarify our status in the marketplace. Specifically, rather than stating that we are “unofficially recognized” we have stated that “Our company is often referred to as one of the top-10 organic fertilizer manufacturers based on of product quality and sales volumes.”

Description of Property, page 45

17.  The references to "square meters" in paragraphs one and two should also be expressed in "square feet". Also, please note and revise in the table on page 46, as well.

Agritech Response: We have revised the subject paragraph and the table to indicate the equivalent number of square feet for areas expressed in terms of square meters.

18.  In paragraph three, please update the information pertaining to the lease which expired on May 31, 2006. Please insure that the new lease agreement is filed as an exhibit to the registration statement and that all of the material terms of the agreement are disclosed in the prospectus.

Agritech Response: This update has been completed in the referenced section of our Form S-1/A. . The new passage reads as follows: “In addition, we have an office with a space of 200 square feet in Hong Kong which is located at 2008 at 20th Floor, Wellable Comm. Building, 513 Hennessy Road, Causeway Bay, Hong Kong. The monthly rent payment is approximately $1,316 (HK$10,200) and the term of the lease expires on September 6, 2008.” The lease has been attached as an Exhibit.

Certain Relationships and Related Transactions, page 46

19.  Referring to paragraph three, it appears that the Securities Purchase Agreement is dated June 29. 2007. Please revise.

John Reynolds, Assistant Director
Division of Corporation Finance, U.S. Securities and Exchange Commission

Agritech Response: We have corrected the date of the Securities Purchase Agreement within the Registration Statement.

20.  Please expand the disclosure in this section to include the information contained in Note 15 to the financial statements on page F-35.

Agritech Response: We have expanded the disclosure as requested. Specifically, we added the following paragraph recognizing an agreement between our company and Yinlong: “The Company's PRC subsidiary, Pacific Dragon, has entered into a tenancy agreement with Yinlong, the joint venture partners holding 10% equity interest in Pacific Dragon to lease two factory plants and one office building with a total floor area of 7,018 sq. meters (approximately 75,541 sq. feet) for a term of 10 years from January 1, 2004 to December 31, 2013 at an annual rent of RMB1,200,000 (equivalent to $144,578). The tenancy agreement was revised by increasing the annual rent to RMB3,600,000 (equivalent to $442,800) effective from July 1, 2005. During the years ended December 31, 2006 and 2005, the Company paid RMB 3,600,000 (equivalent to $451,562) and RMB2,400,000 (equivalent to $295,200) to Yinlong respectively.”

Selling Stockholders. page 47

21.  Please revise the first sentence of paragraph two to make the disclosure consistent with that in the last sentence of this paragraph.

Agritech Response: We have revised the referenced two paragraphs to make the disclosure consistent.

Shares Eligible

Shares Covered by this Prospectus, page 55

22.  Please revise the amount of shares stated here as being registered in this offering, as it appears the correct amount is 10,473,588.

Agritech Response: The references to the number of shares being registered have been corrected.

Financial Statements. page 59

23.  Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

Agritech Response: Our auditor has provided the requested consent and it has been attached to our Form S-1/A.

Report of Independent Registered Public Accounting Firm, page F-1

John Reynolds, Assistant Director
Division of Corporation Finance, U.S. Securities and Exchange Commission

24.  We note that the audit report does not address the statements of income, stockholders' equity and cash flows for the year ended December 31, 2004 and that a separate audit report for the December 31, 2004 fiscal year dated April 10, 2005 was presented. Please note that the reference in the fourth reporting standard of AU Section 508 to the financial statements "taken as a whole" applies not only to the financial statements of the current period but also to those of one or more prior periods that are presented on a comparative basis with those of the current period. As a result, the auditor should update the report on the individual financial statements of the one or more prior periods presented on a comparative basis with those of the current period. Ordinarily, the auditor's report on comparative financial statements should be dated as of the date of completion of fieldwork for the most recent audit (section 530A, Dating of the Independent Auditor's Report, paragraph .01). Please request your auditor to revise the report to include all of the periods presented in the financial statements.

Agritech Response: The auditor’s revised opinion is included below and in our response:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
China Agritech and Subsidiaries

We have audited the accompanying consolidated balance sheets of China Agritech Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the three year periods ended December 31, 2006 and 2005 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Agritech Inc. and Subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their consolidated cash flows for the three year periods ended December 31, 2006 and 2005 and 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Kabani & Company, Inc.
Certified Public Accountants

Los Angeles, California

March 10, 2007

25.  Please ensure that the consent of the independent accountant is appropriately revised to reflect revisions to the audit report in response to the comment above.

Agritech Response: We have attached a revised version of the independent accountant consent to our Form S-1/A.

Financial Statements for the Six Months Ended June 30, 2007

Notes to Unaudited Consolidated Financial Statements

John Reynolds, Assistant Director
Division of Corporation Finance, U.S. Securities and Exchange Commission

Note 19 - Subsequent Events, page F-20

26.  We note your disclosure on page 54 regarding the issuance of a three year warrant to Roth Capital Partners. Please disclose the material terms of the warrants, including when the warrants were issued, who has the rights to convert (i.e. - the holder or the Company), the exercise price, the exercise features (i.e. - physical, net cash, or net share settlement, etc.), and any redemption features. Please disclose your accounting treatment for the warrants and the significant assumptions used to determine the fair value of the warrants. We may have additional comments after reviewing your response.

Agritech Response: We have enhanced our disclosure regarding the warrants issued to Roth Capital Partners in the Form S-1/A. We have now disclosed the following:

We have granted Roth Capital Partners a warrant valid through July 5, 2012 to purchase 388,920 shares of our Common Stock exercisable at $2.70 per share. The warrants were issued on July 5, 2007 as partial compensation to Roth Capital Partners for services rendered as placement agent. The warrant may be exercise at any time by its holder at $2.70 per common share for the number of common shares the warrant holder selects, up to the total of number of warrants the holder has at the time of exercise. Alternatively, the holder can opt for a cashless exercise of the warrants and will receive the number of shares determined by a pre-established formula set forth in the warrants. The warrants do not provide for their redemption.

We account for the warrants by an offset to our equity accounts. The exercise price of the foregoing warrant and its fair value was determined based on the offering price of our common stock sold in the private placement transaction completed on July 5, 2007. In determining the fair value of the warrants we utilize the Black-Scholes model.

The variables utilized in computing value are five-year term, risk-free return of the five-year United States Treasury Note and volatility is calculated based upon the trading activity of the shares over a one-year period prior to issuance of the warrants.

Financial Statements for the Three Years Ended December 31, 2006

Note 18 - Stockholders' Equity, page F-35

27.  We note your disclosure on page 29 regarding the February 2005 private placement, and Exhibit 10.1 to your Form 8-K filed on February 3, 2005. Please tell us whether the put option rights described in Section 8 of the agreement are still held by the purchasers of common stock in the offering. We note that Section 8(b) of the agreement states that the put option expires when the registration statement is filed. We also note that the registration statement filed in July 2005 was subsequently withdrawn, and Section 7.1(c) of the agreement states that a registration shall not be deemed to have been effected unless the registration statement has been declared effective by the Commission and has remained effective until all of the registered shares have been sold. To the extent that the put option rights remain in effect, it would appear that the classification of the offering proceeds as permanent equity would not be appropriate, as discussed in EITF Topic D-98. Please advise and revise the financial statements as appropriate.

Agritech Response: As discussed in the November 24, 2006 letter attached hereto as Exhibit B, the options are no longer effective and China Agritech has obtained letter agreement from investors, which are attached as exhibits to the November 24, 2006 letter, confirming their understanding that the put option is no longer effective.

John Reynolds, Assistant Director
Division of Corporation Finance, U.S. Securities and Exchange Commission

28.  With respect to the private placements that occurred in June 2005, January 2006 and July 2007, please tell us whether there are any circumstances under which you would be required to repurchase the securities, and if so, please tell us how you evaluated the requirements of EITF Topic D-98.

Agritech Response: We have no contractual agreements under which we would be required to repurchase the securities issued in the June 2005, January 2006 and July 2007 private placements and we are not aware of any law, judgment, award or governmental action that currently require us to repurchase such securities.

Form 10-K/A for the Fiscal Year ended December 31, 2006

Item 9A - Controls and Procedures, page 4

29.  We note your response to prior comment two of our letter dated June 25, 2007. Please note that your conclusion regarding the effectiveness of your disclosure controls and procedures should clearly state that your disclosure controls and procedures are either effective or ineffective, rather than adequate. Please confirm that in future filings, you will revise your disclosures accordingly.

Agritech Response: We will revise future filings to discuss our internal controls in terms of effectiveness or ineffectiveness as opposed to in terms of adequacy or inadequacy.

Other 1934 Act Reports

30.  Please update your Exchange Act reports as appropriate in response to the issues raised by the comments in this letter.

Agritech Response: We have determined that the inconsistencies mentioned in Comment 13 above were due to incorrect numbers in the Form S-1 and have updated the Form S-1/A accordingly. We have determined no updates are needed to historical Exchange Act filings.

Part II.

Item 16. Exhibits

Exhibit 5. Opinion of Counsel

31.  It is noted that the opinion of counsel will be filed by amendment. Please note that we may have comments upon the review of the opinion.

Agritech Response: We have attached the form of opinion of counsel to the revised S-1/A.

John Reynolds, Assistant Director
Division of Corporation Finance, U.S. Securities and Exchange Commission

If you would like to discuss the Form S-1, as amended, or if you would like to discuss any other matters, please contact the undersigned at (86) 10-58702123 or Joseph R. Tiano, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel, at (202) 508-4306.

CHINA AGRITECH, INC.

By:	/s/Yu Chang
Yu Chang
Chairman and Chief Executive Officer

EXHIBIT A

Letter dated July 24, 2006 from Thelen to the Commission

EXHIBIT B

Letter dated November 24, 2007 from Thelen to the Commission